Mail Stop 3561
	February 17, 2006

W. Nicholas Howley
Chief Executive Officer
TD Holding Corporation
1301 East 9th Street, Suite 3710
Cleveland, OH 44114

	Re:	Transdigm Group, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed February 2, 2006
	File No. 333-130483

	Transdigm, Inc. and Transdigm Holding Company
	Form 10-Q for the Fiscal Quarter Ended December 31, 2005
	Filed February 9, 2006
	File No. 333-108340 and 333-108340-06

Dear Mr. Howley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Gatefold
1. We note your response to comment 3 and the gatefold artwork. Please confirm that the components or parts that are shown were designed and/or produced by you or your subsidiaries. Otherwise, please tell us why it is appropriate to depict them in your artwork.

Prospectus Summary, page 1
2. We note your response to comment 7 in our letter dated January
19,
2006; however, we reissue our previous comment. In addition, please move the third italicized paragraph that discusses EBITDA and EBITDA
As Defined so that it appears under Selected Consolidated
Financial
Data on page 26.
3. We note your response to comment 8 in our letter dated January
19,
2006. The summary, however, still appears lengthy and overly detailed. Please note that the summary is merely intended to provide a brief overview of the key aspects of the offering. For example, your disclosure in subsections "The Company," "Our Competitive Strengths" and "Our Business Strategy" contain excessive detail for the summary section. Further, please relocate your disclosure regarding your formation to the beginning of this section under "Our
Company."  Please revise accordingly.

Our Company, page 2
4. We note your response to comment 9 in our letter dated January
19,
2006. You state that the list includes "major customers," yet none accounted for more than approximately 6% of your net sales. Please tell us how these customers are your "major customers." Since none of these customers appear to be material, then it appears to be inappropriate to highlight the most recognizable of your customers.
Please revise your disclosure.

Summary Historical Financial Data, page 8
5. Please refer to comment 28 in our letter dated January 19, 2006.
Please disclose the calculations of the significant financial maintenance covenants contained in the Amended and Restated Senior Credit Facility, as well as the disclosures set forth in Answer 10 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, or explain to us why it is not necessary.

Management, page 61

Employment Related Agreements, page 70
6. We note your response to comment 41 in our letter dated January 19, 2006. It appears, however, that you have not described the change in control provisions in your employment agreement with W. Nicholas Howley. Accordingly, please describe the change of control provisions in your agreement with W. Nicholas Howley.



Principal and Selling Stockholders, page 78
7. We note your response to comment 46 in our letter dated January 19, 2006. Please, however, disclose in the prospectus how the selling stockholders received their shares.

Certain Relationships and Related Party Transactions, page 83

Recent Transactions, page 84
8. We note your response to comment 48 in our letter dated January 19, 2006; however, we reissue our previous comment. Please disclose the individual bonuses received and the individual amounts received as deferred compensation. Further, please describe how the bonuses were allocated. We note your statement that they were based on options; however, elsewhere you state that bonuses are based on performance criteria.

Financial Statements

Segment Reporting, page F-18
9. Your response to our prior comment 64 is unpersuasive, with respect to paragraph 37 of SFAS 131. In addition, your response and initial and revised disclosures do not appear consistent.
First, you state that management does not routinely analyze the business on a product-by-product basis, nor does management or its financial reporting systems aggregate certain product groupings for these purposes. Please explain to us why there appears to be a disparity between this statement and the prior disclosure under "Sales and Marketing" in your initial filing. As part of your response: (i) provide us the name of each product manager in your company; (ii) identify for us his or her specific product responsibilities; (iii) for each year presented, provide us the sales and profitability information used by each product manager; and
(iv)
identify the product offerings that do not have product managers, and quantify for us the revenue attributable to these offerings. And finally, for each year presented, provide us the revenue information by product that you can currently produce, grouped according to the eleven major product lines, and explain why it would not be appropriate to provide this information in your filing.
And second, you indicate that your proposed revenue information based on customer category is more useful to investors than a revenue breakdown by product or product grouping. Your reference that investors can independently track macro economic factors does not sufficiently support your conclusion that your proposed revenue information is more useful. In addition, the fact that there is information that may be more useful than the required information does not preclude you from providing the required information.
As we have previously stated, you are required under paragraph 37 of
SFAS 131 to disclose the revenue attributable to each of your eleven major product lines. Each major product line appears to be the appropriate basis for disclosure since, as disclosed in your initial filing with the Commission, you have structured your sales efforts along major product lines, assigning a product line manager to each major product line, and that each product line manager is expected to grow the sales and profitability of his product line and to achieve the targeted annual level of bookings, sales, new business and profitability for each product.

Transdigm, Inc. and Transdigm Holding Company

Form 10-Q for the Fiscal Quarter Ended December 31, 2005
10. Please correct the file number on the facing page.
11. We note that the Section 906 certifications were not filed with the quarterly report. Please refile the entire quarterly report, including the Section 906 certifications and new Section 302 certifications. See Item 601(b)(32) of Regulation S-K.


* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.














	You may contact Patrick Kuhn, Staff Accountant, at (202) 551-3308, or Michael Fay, Branch Chief, at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202)
551-
3338, or Peggy Kim, Senior Staff Attorney, at (202) 551-3411 with any other questions you may have.

						Sincerely,



						Max Webb
						Assistant Director


cc: 	Stephen J. Gartner, Esq.
	Willkie Farr & Gallagher LLP
	Fax: (212) 728-9222
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W. Nicholas Howley
TD Holding Corporation
February 17, 2006
Page 1